Exhibit 99.1

AMARIN CORPORATION PLC

LONDON, United Kingdom, 2 May, 2007, Amarin Corporation plc (“Amarin” or "Company") announces that it was notified on 1 May 2007 under Rule 5 of the Disclosure and Transparency Rules that, at close of business on 27 April 2007, The Goldman Sachs Group, Inc. of 85 Broad Street, New York, NY 10004, USA, no longer had a notifiable interest in shares in the Company, its interest having fallen below 3% of the voting rights of the Company.

About Amarin

Amarin is committed to improving the lives of patients suffering from diseases of the central nervous system. Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin's core development pipeline includes Miraxion for CNS disorders, an oral formulation of apomorphine for treating patients with advanced Parkinson's disease, a nasal formulation of lorazepam for treating emergency seizures and our proprietary pre-clinical combinatorial lipid program.

Amarin has its primary stock market listing in the U.S. on NASDAQ ("AMRN") and secondary listings in the U.K. and Ireland on AIM ("AMRN") and IEX ("H2E"), respectively.

For press releases and other corporate information, visit the Amarin website at http://www.amarincorp.com. Information on our website does not form part of this press release.

Contacts:
Amarin	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Kim Golodetz
Anne Marie Fields

Media:
Powerscourt	+44 (0) 207 236 5615
Rory Godson
Victoria Brough

Ends.